Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.

Company Contact:
Qiao Xing Universal Resources	CCG Investor Relations Inc.
Rick Xiao, Vice President	Mr. Ed Job, CFA
Phone: +86-752-282-0268	Phone: +86-1381-699-7314 (Shanghai)
Email: rick@qiaoxing.com	Email: ed.job@ccgir.com
Qiao Xing Universal Announces Proposal to Acquire All
Outstanding Shares of Qiao Xing Mobile
HUIZHOU, China — September 8, 2010 — Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it has proposed to acquire all outstanding shares of Qiao Xing Mobile Communication Co., Ltd (NYSE:QXM, or “QXMC”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law. The Proposed Offer, if completed, will result in QXMC becoming a privately-held company. The Company currently owns approximately 61.1% of the outstanding shares of QXMC.
The Company has proposed to issue 1.9 shares of its common stock plus US$0.80 in cash per share to shareholders of QXMC other than the Company (the “Minority Shareholders”). The Company believes that the Proposed Offer is fair and reasonable to the Minority Shareholders and in the best interests of the shareholders of both QXMC and the Company. The Company described the Proposed Offer in a letter dated September 8, 2010, addressed to a special committee of the board of directors of QXMC comprised of directors who are independent under the rules of the New York Stock Exchange and are not affiliated with the Company (the “Special Committee”). The Company asked the Special Committee of QXMC to advise it whether they believe they will be prepared to recommend to the Minority Shareholders that they accept the Proposed Offer. If the independent directors of QXMC are not prepared to recommend to the Minority Shareholders that they accept the Proposed Offer, the Company may proceed to make the Proposed Offer directly to the Minority Shareholders. The Proposed Offer will be subject to several conditions, including, without limitation, no fundamental changes in QXMC’s financial condition or results of operations, requisite regulatory approvals, confirmatory diligence, all requisite corporate approvals, including shareholder approvals, and certain other conditions that will be described in the Scheme of Arrangement document.
Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, said, “We firmly believe that this transaction is in the best interest of both companies’ shareholders. QXMC is in stable financial condition but it has faced a tough competitive environment and shrinking revenue. We believe that by privatizing QXMC, we will be able to make the best use of its balance sheet, which will provide us with strong financial support for the implementation of our resources-focused strategy. We have achieved initial success in the resources industry with our Molybdenum mining business, which started commercial production in the second half of 2009. Our goal is to become a pure resource company with meaningful scale and we continue to evaluate opportunities to expand our mining resources in areas such as lead, zinc, copper and molybdenum.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Forward Looking Statements
This press release contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including, without limitation, statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations with respect to the Proposed Offer and its ability to further its resource focused strategy, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 8, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Offer. The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:

Company Contact:	Rick Xiao, Vice President
Qiao Xing Universal Resources
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
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